FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Vancouver, BC – March 13, 2006. Freegold Ventures Limited (the “Company”) wishes to announce a non-brokered private placement of up to 5,714,286 units at a purchase price of $0.35 per unit for gross proceeds of up to $2,000,000.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.45 per share for a period of twelve months from the date of issuance of the warrants.

The proceeds from the private placement will be used to fund on-going exploration and evaluation programs on the Company’s Idaho, Alaska and Yukon gold properties and for general working capital.

A 2% finders fee may be paid in cash on one million dollars of this placement.

The foregoing is subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company that is actively exploring and evaluating advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF.

On behalf of the Board of Directors

For further information: Investor Relations: 1.800.667.1870 1.604.685.1870 www.freegoldventures.com

“Steve Manz”

Steve Manz

President and C.E.O.

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 356455105

DISCLAIMER
This news release contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.